September 10, 2019

Suying Li

Rufus Decker

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 12, 2019
Form 10-Q for Fiscal Quarter Ended June 30, 2019
Filed August 8, 2019
Item 2.02 Form 8-K Filed August 7, 2019
File No. 001-38163

Dear Mr. Li and Mr. Decker:

On behalf of PetIQ Inc. (the “Company”), we hereby advise the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that the Company has received the Staff’s comments set forth in the comment letter dated August 15, 2019 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018, Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2019 and Current Report on Form 8-K, filed on August 7, 2019.

As discussed between Suying Li and John Newland in a telephone conversation on September 6, 2019, the Company respectfully requests an extension to respond to the comment letter until September 13, 2019. Should you have any questions regarding this request, please do not hesitate to contact me at (312) 558-3722.

Thank you very much for your courtesy and cooperation in this matter.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas

cc: John Newland